Filed by UnitedGlobalCom, Inc. pursuant to
Rule 425 under the Securities Act of 1933

Subject Company: UGC Europe, Inc.
Commission File No. 333-109496

        On December 17, 2003, UnitedGlobalCom, Inc. filed with the Securities and Exchange Commission a Current Report on Form 8-K and issued a press release relating to its exchange offer for UGC Europe shares. The disclosure in the Form 8-K and press release are reproduced below:

Item 5.    Other Events and Regulation FD Disclosure.

        On December 12, 2003, the Securities and Exchange Commission declared effective the registration statement on Form S-4 of UnitedGlobalCom, Inc. (the "Company") with respect to the Company's previously announced exchange offer for all of the outstanding common stock of UGC Europe, Inc. ("UGC Europe") not owned by the Company or its subsidiaries (the "Exchange Offer"). Accordingly, the condition to the Exchange Offer requiring such registration statement to be effective has been satisfied.

        On December 17, 2003, the Company announced that in a special meeting held earlier that day, stockholders voted to approve the issuance of the Company's Class A common stock in the Exchange Offer. Accordingly, the condition to the Exchange Offer requiring such stockholder approval has been satisfied. A copy of the press release of the Company, dated December 17, 2003 is included herewith as Exhibit 99.1.

        The Exchange Offer is scheduled to expire at 5:00 p.m., New York City time, on Thursday, December 18, 2003, unless extended. The Exchange Offer is conditioned on the tender of a sufficient number of outstanding shares of UGC Europe common stock such that, upon completion of the exchange offer, the Company will own at least 90% of the outstanding shares of UGC Europe common stock on a fully diluted basis. The Company currently owns approximately 66.7% of the outstanding UGC Europe common stock.

        If the Company is successful in completing the Exchange Offer, it expects to complete a "short form" merger with UGC Europe promptly, but in any event before December 31, 2003. Following the merger, UGC Europe will be a wholly-owned subsidiary of the Company.

Notice For UGC Europe Stockholders

        The Company has filed with the SEC an amendment to its Registration Statement on Form S-4 (File No. 333-109496), and Europe Acquisition, Inc., its wholly-owned subsidiary which is offering to exchange the shares of UGC Europe, has filed with the SEC an amendment to its Schedule TO. The Registration Statement was declared effective by the SEC on December 12, 2003. UGC EUROPE STOCKHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Materials filed with the SEC are available electronically without charge at an Internet site maintained by the SEC. The address of that site is http://www.sec.gov. Documents filed with the SEC may be obtained from United without charge by directing a request to Richard Abbott, Vice President of Finance, UnitedGlobalCom, Inc., 4643 S. Ulster Street, Suite 1300, Denver, CO 80237.

For Immediate Release

UnitedGlobalCom Stockholders Approve the
Issuance of Shares in Exchange Offer for UGC Europe Shares

        Denver, Colorado—December 17, 2003: UnitedGlobalCom, Inc. ("United" or "the Company") (Nasdaq: UCOMA) announced that in a special meeting held earlier today, stockholders voted to approve the issuance of United's Class A common stock in its exchange offer for all of the outstanding publicly held shares of UGC Europe, Inc. ("UGC Europe") (Nasdaq: UGCE). Accordingly, the condition to the exchange offer requiring such stockholder approval has been satisfied.

        United's registration statement on Form S-4 relating to the exchange offer was declared effective by the Securities and Exchange Commission (the "SEC") on Friday, December 12, 2003. Accordingly, the condition to the exchange offer requiring such registration statement to be effective has been satisfied.

        The exchange offer remains subject to the other conditions included in the offer described in the offering documents filed with the SEC and mailed to the stockholders of UGC Europe. The exchange offer is scheduled to expire at 5:00 p.m., New York City time, on Thursday, December 18, 2003.

Notice For UGC Europe Stockholders

        United has filed with the SEC an amendment to its Registration Statement on Form S-4 (File No. 333-109496), and Europe Acquisition, Inc., its wholly-owned subsidiary which is offering to exchange the shares of UGC Europe, has filed with the SEC an amendment to its Schedule TO. The Registration Statement was declared effective by the SEC on December 12, 2003. UGC EUROPE STOCKHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Materials filed with the SEC are available electronically without charge at an Internet site maintained by the SEC. The address of that site is http://www.sec.gov. Documents filed with the SEC may be obtained from United without charge by directing a request to Richard Abbott, Vice President of Finance, UnitedGlobalCom, Inc., 4643 S. Ulster Street, Suite 1300, Denver, CO 80237.

About UnitedGlobalCom

        United is the largest international broadband communications provider of video, voice and Internet services with operations in numerous countries. Based on the Company's operating statistics at September 30, 2003, United's networks reached approximately 12.6 million homes passed and 9 million RGUs, including approximately 7.4 million video subscribers, 717,900 voice subscribers, and 868,000 high speed Internet access subscribers. United's significant and consolidated operating subsidiaries are UGC Europe, Inc. (UGC Europe) (Nasdaq: UGCE), a leading pan-European broadband communications company; and VTR GlobalCom S.A. (VTR), the largest broadband communications provider in Chile; as well as several strategic ventures in video and broadband businesses around the world.

        For further information contact:

    Richard S. L. Abbott—VP, Finance
    Phone: (303) 220-6682
    Email: rabbott@unitedglobal.com

        Please visit our web site at www.unitedglobal.com for further information about the company.